CERTIFICATE OF QUALIFIED PERSON

I, John I. Kyle, of Lyntek Inc., 1550 Dover Street, Lakewood, CO 80215, do hereby certify that:

1. I graduated from the Colorado School of Mines with a Bachelor of Science Degree in Mining Engineering in 1974 and a Master's degree in Business Administration in 1986 from Denver University.

2. I am a Registered Professional Engineer in the State of Colorado. My registration number is 15882. I have been a member of the Society of Mining Engineer for over 20 years.

3. I have worked in the mineral production industry for over 30 years. I have been a resident mine engineer, chief engineer, corporate mine planning engineer, mine design engineer, project manager, principal mining engineer, financial and budgeting director, and vice president as my career has progressed. I have been primarily employed by Peabody Coal Company, Mobil Coal Producing, Inc. Echo Bay Mines, Ltd., Pincock Allen & Holt, and Lyntek Inc.

4. I am currently employed as Vice President of Lyntek Inc.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of the NI 43-101.

6. I am independent of Ur Energy USA, Inc. as described in section 1.4 of NI 43-101.

7. I have visited the property June 12th and 13th, 2006. At this time I am working on the siting of the plant. This is the only work I have expended for the project. I have overseen and reviewed the Ur-Energy capital and operating costs for the uranium production facility. For this certification, I have prepared and overseen the work and generation of the entire report.

8. I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the NI-43-101 Preliminary Assessment for the Lost Creek Project - Sweetwater County, Wyoming dated April 2, 2008 contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 2nd of April 2008.

Signature and seal of Qualified Person

John I. Kyle, P.E.

Print Name of Qualified Person

JOHN I. KYLE
REGISTERED
15882
PROFESSIONAL ENGINEER
STATE OF COLORADO